EPICEPT CORPORATION

777 Old Saw Mill River Road

Tarrytown, New York 10591

February 4, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	EpiCept Corporation –
Registration Statement on Form S-1, Registration No. 333-156374

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), EpiCept Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-156374), together with all exhibits thereto, initially filed on December 19, 2008 (collectively, the “Registration Statement”).

The Company has determined not to utilize the Registration Statement for a public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Robert W. Cook at the above-mentioned address, facsimile number (914) 606-3501, with a copy to Alexander D. Lynch, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10154, facsimile number (212) 310-8007.

If you have any questions with respect to this matter, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Sincerely,

EPICEPT CORPORATION

/s/ Robert W. Cook

Senior Vice President & Chief Financial Officer